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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of [June] 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F (X)            No    Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes (    )               No (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-         .
                                    ---------

     The registrant files with the Korea Securities Exchange the notice dated June 27, 2003. Attached is English language version of the notice.

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The following table sets forth a fair disclosure of Mirae Corporation's business prospect of Ordinary Income as well as Net Income.
(The information was estimated; therefore, it could be modified to the actual results.)
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


1.  Category of Information         Estimation of Ordinary Income and Net Income

2.  Summary of Information          The Company's first half of 2002 is to be a
                                    turnaround point from Ordinary Loss or Net
                                    Loss to Ordinary Income or Net Income.

3.  Foundation of Estimate          Realize a profit by the divestiture of
                                    6,836,690 common shares of SK Communications
                                    Corporation.
                                    . Book value of common shares of SK Communication:
                                      (Won) 2,532,215,400
                                    . Sales price of common shares of SK Communication:
                                      (Won) 4,512,215,400 ((Won) 660 per share)
                                    . Gain on disposal of investment securities:
                                      (Won) 26,936,611,191
                                    . This transaction includes an item of
                                      capital adjustment, gain on valuation of
                                      investment securities.
                                    . Date of Transaction: June 26, 2003

4.  Information Outflow             Information Provider       Financial Team,
                                                               Investor Relations Team

                                    Information Target         Individual investors
                                                               Institutioanl investors
                                                               Securities Companies
                                                               Press

                                    Date of Release            June 27, 2003

5.  Contact Information             Officer-in-Charge          Soon-Do Kwon
                                                               Tel. 82-41-621-5070
                                    Person-in-Charge           Byong-Soo Son
                                                               Tel. 82-41-559-8863
                                    Related Team               Investor Relations Team
                                                               Tel. 82-41-559-8713

10. Others                          This transaction is related to the appraisal
                                    right of dissenting shareholder of SK
                                    Communications Corporation. Related
                                    disclosure date: June 13, 2003
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 27, 2003

By /s/ MiRi Chung
  --------------------------

Mi-Ri Chung
Mirae Corporation

Public Disclosure Representative
Of Investor Relations Team